THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq.	Craig V. Butler, Esq. *

Admitted only in California*

November 30, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Laura Crotty

Re:	Premier Biomedical, Inc.
Amendment No. 5 to Registration Statement on Form S-1
File No. 333-174876

Dear Ms. Crotty:

On behalf of Premier Biomedical, Inc. (the “Company’), we herein provide the following responses to the Commission Staff comment letter dated November 9, 2011, regarding the above-listed Registration Statement on Form S-1 for the Company.  We have summarized the Staff’s comments in bold and italics followed by the Company’s response.

General

1.            We note the following two statements on pages 7 and 36, respectively:

•	“Even if we, or our collaboration partners, receive regulatory approval for our product candidates…” (emphasis added).

•	“Actual clinical trials with patients, if conducted in conjunction with our collaboration partners…” (emphasis added).

Your November 7th response letter clearly states that the company “do[es] not plan to take Feldetrex past the development stage and into clinical trials.”  Please revise these statements to eliminate this inconsistency.  The statements currently imply that the company might receive regulatory approval or conduct clinical trials independent of collaboration partners.

The two referenced statements have been revised as follows:

IRVINE OFFICE:		SALT LAKE CITY OFFICE:

9900 RESEARCH DRIVE		406 W. SOUTH JORDAN PARKWAY
IRVINE		SUITE 160
CALIFORNIA • 92618		SOUTH JORDAN
UTAH • 84095
(949) 635-1240 • FAX (949) 635-1244	www.thelebrechtgroup.com	(801) 983-4948 • FAX (801) 983-4958

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 30, 2011

“Even if our collaboration partners receive regulatory approval for our product candidates, we may not ever earn significant revenues from such product candidates.  With respect to the product candidates and processes in our development pipeline that are being developed by or in close conjunction with third parties, our ability to generate revenues from such product candidates will depend in large part on the efforts of such third parties.  To the extent that our collaboration partners are not successful in commercializing our product candidates, our product revenues will suffer, we will incur significant additional losses and the price of our common stock will be negatively affected.”

“Actual clinical trials with patients, conducted in conjunction with our collaboration partners, may continue for many years.”

Risk Factors, page 4

2.           Please include a separate and appropriately titled risk factor which clearly states that the company does not plan to take Feldetrex past the development stage without engaging a collaborative partner and which addresses the consequences of the company’s failure to enter into collaboration agreements, as discussed.  Your disclosure should address the fact that without collaboration partners, the company’s product candidates will not likely progress to market or make revenue for the company.

The following risk factor was added, beginning on page 5:

“We do not intend to take our Feldetrex™ product candidate past the development stage, but instead intend to enter into collaboration agreements with collaboration partners.  If we are unable to enter into an agreement with a collaboration partners, our Feldetrex™ product candidate cannot be marketed, and it will not generate revenue for us.

We do not intend to conduct clinical trials on our Feldetrex™ product candidate.  We instead intend to enter into one or more collaboration agreements with third parties to do so.  However, we have not entered into any such agreements, or discussions for any such agreements, and we cannot guarantee that we will be successful in doing so.  If we do not find a collaboration partner, the Feldetrex™ product candidate cannot be marketed, and it will not generate any revenue for us.

The failure to generate revenue from our Feldetrex™ product candidate will have a materially adverse effect on our overall revenues, profitability, and we may not be able to continue operations.”

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 30, 2011

“The FDA might not approve our product candidates for marketing and sale.” page 6

3.           In your November 7th response letter you state that the company’s “management has concluded that the ANDA process is not applicable, and references thereto will be removed.”  However, the possibility of an ANDA is still discussed on page 6.  Although you have qualified the disclosure to refer to “some” of the company’s product candidates and have stated that your “belief about the use of an ANDA” may be incorrect, the current disclosure is insufficient in light of your admission that the ANDA process is not applicable to Feldetrex, your most advanced product.  Please revise your disclosure to explicitly state that, with regard to Feldetrex, you would not be eligible for the ANDA route and that your future collaboration partners will need to file an IND prior to undergoing Phase I, II and III clinical testing, and then will file a New Drug Application.  Please clarify this point wherever you mention the possibility of using an ANDA regarding any of your product candidates.

The referenced risk factor has been modified to read as follows:

“The FDA might not approve our product candidates for marketing and sale.

We intend to enter into agreements with larger pharmaceutical companies as collaboration partners, in part to help cover the cost of regulatory approvals.  We believe that FDA approval of some of our product candidates will need to undergo a full investigational new drug (IND) application with the FDA, including clinical trials.  There can be no assurance that the FDA will approve our IND application or any other applications.  Failure to obtain the necessary FDA approval will have a material negative affect on our operations.  While we intend to license our Feldetrex™ product to a larger pharmaceutical company they, in turn, may not be able to obtain the necessary approval to market and sale the product.”

There were no other references to the ANDA application.

Note 7 – Stockholders’ Equity, page F-11

4.           We acknowledge your response to prior comment two. Please disclose how you determined the value of $.00001 for the 10 million common shares issued in 2010 and 500,000 common shares issued in January 2011 to the founders.  Pease also disclose all of the assumptions used to estimate the fair value of your common stock, including the valuation model used, expected price volatility, estimated term, risk free interest rate, dividends and any other factors considered in determining the fair value for all of your common stock issuances in 2010 and 2011.  Please also disclose the factors that account for the increase in value per common share from $.00001 in June 2010 and January 2011 to $.10 in February 2011 to $.25 in June 2011.

We acknowledge the Commission’s request to expand our disclosures related to our common stock offerings.  As such, we revised our disclosures in Note 7 as follows (revisions are double underlined below):

Common Stock

On various dates from April 1, 2011 through June 3, 2011, the Company sold a total of 228,000 shares of the Company’s common stock at $0.25 per share, in exchange for total proceeds of $57,000 to a total of eighteen independent investors.  We were able to increase our offering price from our February 28, 2011 offerings due to developments with regard to an anticipated Cooperative Research and Development Agreement, or CRADA involving clinical tests on patients which we anticipate will be conducted in conjunction with the Department of Defense, along with the increased enterprise value generated from the capital previously received.

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 30, 2011

On February 28, 2011, the Company sold a total of 723,200 shares of the Company’s common stock at $0.10 per share, along with warrants to purchase a total of 723,200 shares of common stock at $0.10 per share over a two year period beginning one year from the date the Company begins trading on a public stock exchange, in exchange for total proceeds of $72,320 to a total of eighty five independent investors. The proceeds received were allocated between the common stock and warrants on a relative fair value basis. The total fair value of the 723,200 common stock warrants using the Black-Scholes option-pricing model is $1,121, or $0.00155 per share, based on a 105% volatility, risk-free interest rate of 3.27% and a 25% discount due to lack of marketability. The intrinsic value of the warrants was $506.  We were able to increase our offering price as we advanced in the development of our business, along with the progression of events that will enable us to bring the Company to a public exchange and increase the implied value attributed to the potential liquidity to third party investors.

On January 20, 2011, the Company sold 500,000 founder’s shares at the par value of $0.00001 per share in exchange for proceeds of $5 to a newly appointed director.  The sale of these units was simply to establish the internal ownership, which occurred prior to the commencement of any operational activities, or offerings to the public or friends and family members. The Company was essentially dormant from the date of formation, 5/10/10 through the date when the unit sales occurred as part of the Company’s formation. As a result, the difference between the fair value of the shares and the cash received was not recorded as compensation expense. The shares issued carried a total fair value of $160, or $0.00032 per share using the Option-pricing Method to Allocation – Option Value by Capital Structure method is as follows:

-
500,000 shares of common stock valued at a total of $160, or $0.00032 per share, based on a 115% expected price volatility, estimated term of 12 months, risk-free interest rate of 0.29% and a dividends rate of 0%.

On June 21, 2010, the Company sold 3,000,000 founder’s shares at the par value of $0.00001 per share, at a fair value of $960, or $0.00032 per share, along with warrants to purchase 1,000,000 shares of series A convertible preferred stock at $0.001 per share over a ten year period from the date of issuance and warrants to purchase 17,000,000 shares of common stock at $0.00001 per share over a ten year period from the date of issuance, in exchange for proceeds of $30 to the Company’s CEO. The sale of these units was simply to establish the internal ownership, which occurred prior to the commencement of any operational activities, or offerings to the public or friends and family members. The Company was essentially dormant from the date of formation, 5/10/10 through the date when the unit sales occurred as part of the Company’s formation. As a result, the difference between the fair value of the shares and the cash received was not recorded as compensation expense. The proceeds received were allocated between the common stock and warrants on a relative fair value basis. The fair value of the common stock issuance to the founder using the Option-pricing Method to Allocation – Option Value by Capital Structure method is as follows:

-
3,000,000 shares of common stock valued at a total of $960, or $0.00032 per share, based on a 115% expected price volatility, estimated term of 12 months, risk-free interest rate of 0.29% and a dividends rate of 0%.

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 30, 2011

The total fair value of the warrant issuances to the founder using the Black-Scholes option-pricing model is as follows:

-
Warrants to purchase 1,000,000 shares of series A convertible preferred stock valued at a total of $890, or $0.00089 per share, based on a 105% volatility, risk-free interest rate of 3.26% and a 25% discount due to lack of marketability. The intrinsic value of the warrants was $390.

-
Warrants to purchase 17,000,000 shares of common stock valued at a total of $3,910, or $0.00023 per share, based on a 105% volatility, risk-free interest rate of 3.26% and a 25% discount due to lack of marketability. The intrinsic value of the warrants was $1,530.

On June 21, 2010, the Company sold 3,000,000 founder’s shares at the par value of $0.00001 per share, and an intrinsic value of $960, or $0.00032 per share, along with warrants to purchase 1,000,000 shares of series A convertible preferred stock at $0.001 per share over a ten year period from the date of issuance and warrants to purchase 17,000,000 shares of common stock at $0.00001 per share over a ten year period from the date of issuance, in exchange for proceeds of $30 to the Company’s Chairman of the Board. The sale of these units was simply to establish the internal ownership, which occurred prior to the commencement of any operational activities, or offerings to the public or friends and family members. The Company was essentially dormant from the date of formation, 5/10/10 through the date when the unit sales occurred as part of the Company’s formation. As a result, the difference between the fair value of the shares and the cash received was not recorded as compensation expense. The proceeds received were allocated between the common stock and warrants on a relative fair value basis. The fair value of the common stock issuance to the founder using the Option-pricing Method to Allocation – Option Value by Capital Structure method is as follows:

-
3,000,000 shares of common stock valued at a total of $960, or $0.00032 per share, based on a 115% expected price volatility, estimated term of 12 months, risk-free interest rate of 0.29% and a dividends rate of 0%.

The total fair value of the warrant issuances to the founder using the Black-Scholes option-pricing model is as follows:

-
Warrants to purchase 1,000,000 shares of series A convertible preferred stock valued at a total of $890, or $0.00089 per share, based on a 105% volatility, risk-free interest rate of 3.26% and a 25% discount due to lack of marketability. The intrinsic value of the warrants was $390.

-
Warrants to purchase 17,000,000 shares of common stock valued at a total of $3,910, or $0.00023 per share, based on a 105% volatility, risk-free interest rate of 3.26% and a 25% discount due to lack of marketability. The intrinsic value of the warrants was $1,530.

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 30, 2011

On June 21, 2010, the Company sold a total of 4,000,000 founder’s shares at the par value of $0.00001 per share in exchange for total proceeds of $40 to four of the Company’s directors. The shares issued carried a total fair value of $1,280, or $0.00032 per share using the Option-pricing Method to Allocation – Option Value by Capital Structure method. The sale of these units was simply to establish the internal ownership, which occurred prior to the commencement of any operational activities, or offerings to the public or friends and family members. The Company was essentially dormant from the date of formation, 5/10/10 through the date when the unit sales occurred as part of the Company’s formation. As a result, the difference between the fair value of the shares and the cash received was not recorded as compensation expense. The fair value of the common stock issuances to the founders using the Option-pricing Method to Allocation – Option Value by Capital Structure method is as follows:

-
1,000,000 shares of common stock issued to each of four Directors valued at $320 each, or $0.00032 per share, based on a 115% expected price volatility, estimated term of 12 months, risk-free interest rate of 0.29% and a dividends rate of 0%.

Note 8 – Series A Convertible Preferred Stock Warrants, page F-12

5.           We acknowledge your response to prior comment three.  Please disclose the estimated term used to determine the value of the warrants issued in June 2010.

With regard to the fully vested, ten year, Series A Convertible Preferred Stock Warrants, we revised our disclosures in Note 8 as follows (revisions are double underlined below):

Series A Convertible Preferred Stock Warrants Granted
On June 21, 2010 the Company issued warrants to purchase 1,000,000 shares of series A convertible preferred stock at $0.001 per share over a ten year period from the date of issuance, in exchange for proceeds of $30 in conjunction with the sale of 3,000,000 shares of founder’s shares of common stock to the Company’s CEO. The proceeds received were allocated between the common stock and warrants on a relative fair value basis. The total fair value of the warrants using the Black-Scholes option-pricing model is $890, or $0.00089 per share, using the stated term, or ten years, based on a 105% volatility, risk-free interest rate of 3.26% and a 25% discount due to lack of marketability. The intrinsic value of the warrants was $390.

On June 21, 2010 the Company issued warrants to purchase 1,000,000 shares of series A convertible preferred stock at $0.001 per share over a ten year period from the date of issuance, in exchange for proceeds of $30 in conjunction with the sale of 3,000,000 shares of founder’s shares of common stock to the Company’s Chairman of the Board. The proceeds received were allocated between the common stock and warrants on a relative fair value basis. The total fair value of the warrants using the Black-Scholes option-pricing model is $890, or $0.00089 per share, using the stated term, or ten years, based on a 105% volatility, risk-free interest rate of 3.26% and a 25% discount due to lack of marketability. The intrinsic value of the warrants was $390.

Company Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 30, 2011

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The letter attached hereto indicates the Company’s agreement and affirmation of the above “Company Statements.”

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Brian A. Lebrecht, Esq.

Brian A. Lebrecht, Esq.

November 30, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Laura Crotty

Re:	Premier Biomedical, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-174876

Dear Ms. Crotty:

Premier Biomedical, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing to be filed with the Commission on November 30, 2011:

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ William A. Hartman

William A. Hartman
Chief Executive Officer